FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

October 15, 2007
Date of report (Date of earliest event reported)



Petroleum Development Corporation
Exact Name of Registrant as Specified in Charter

Nevada	**0-7246**	**95-2636730**
State or Other	*Commission*	*IRS Employer*
Jurisdiction	*File Number*	*Identification*
of Incorporation		*Number*

120 Genesis Boulevard, Bridgeport, WV 26330
Address of Principal Executive Offices

304-842-3597
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[   ] Written communications pursuant to Rule 425 under Securities Act (17 CFR 230.425)

[   ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[   ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[   ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

No Change
Former Name or Former Address, if Changed Since Last Report

Item 8.01   Other events.

On October 15, 2007, Petroleum Development Corporation announced it has entered into a definitive agreement to purchase a majority working interest in approximately 760 natural gas wells located in southwestern Pennsylvania, which are operated by Castle Gas Company, Inc.

EXHIBIT INDEX

Item 9.01. Financial Statements and Exhibits.

(c)   Exhibits.

      News Release: Petroleum Development Corporation Enters Into a Definitive Agreement With Castle Gas Company, Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PETROLEUM DEVELOPMENT CORPORATION

Date: October 15, 2007

By: /s/ Richard W. McCullough
      Richard W. McCullough
      Chief Financial Officer



NEWS *FROM*
Petroleum Development Corporation

FOR IMMEDIATE RELEASE: October 15, 2007
CONTACT: Celesta Miracle - (304) 842-3597   http://www.petd.com

Petroleum Development Corporation Enters Into a Definitive Agreement With Castle Gas Company, Inc.

BRIDGEPORT, WEST VIRGINIA: Petroleum Development Corporation (NASDAQ/GSM: PETD) today announced it has entered into a definitive agreement to purchase a majority working interest in approximately 760 natural gas wells located in southwestern Pennsylvania, which are operated by Castle Gas Company, Inc. The purchase price is approximately $53,000,000 (Fifty Three Million Dollars) and includes approximately 47 Bcfe of reserves net to the purchased interest (15.8 Bcfe net Proved Developed Producing, 31.2 Bcfe of net Proved and Probable Undeveloped Reserves) and associated pipelines, equipment, real estate and undeveloped acreage. It is anticipated that the transaction will close by the end of October, with an effective date of October 1, 2007. The company anticipates that the acquisition will be immediately accretive to earnings and cash flow per share. Closing of the transaction is subject to satisfaction of normal and customary provisions for a purchase of this type and there is no guarantee that closing will occur. The reserves identified herein have not been included in any previous disclosure by PDC. Upon closing, PDC will be the operator on the majority of the properties. Current daily production net to the acquired interests is approximately 3,000 Mcfe per day. Tom Riley, President, comments *"This acquisition is our second in Appalachia this year and represents our continuing commitment to growth in this area. These assets are in our backyard and can be easily integrated into our existing operations. The undeveloped acreage represents a great opportunity to add low risk gas reserves through drilling over the next few years."*

About Petroleum Development Corporation
Petroleum Development Corporation (www.petd.com) is an independent energy company engaged in the development, production and marketing of natural gas and oil. Its operations are focused in the Rocky Mountains with additional operations in the Appalachian Basin and Michigan. During the third quarter of 2004, PDC was added to the S&P SmallCap 600 Index. Additionally, PDC was added to the Russell 3000 Index of Companies in 2003.

Forward-Looking Statements
Certain matters discussed within this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included herein are forward-looking statements. Although PDC believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, drilling results, regulatory changes, changes in federal or state tax policy, changes in local or national economic conditions and other risks detailed from time to time in PDC's reports filed with the Securities and Exchange Commission, including quarterly reports on Form 10-Q, current reports on Form 8-K and annual reports on Form 10-K.

The SEC permits oil and gas companies to disclose in their filings with the SEC only proved reserves, which are reserve estimates that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. The Company uses in this presentation the terms "probable" and "possible" reserves, which SEC guidelines prohibit in filings of U.S. registrants. Probable reserves are unproved reserves that are more likely than not to be recoverable. Possible reserves are unproved reserves that are less likely to be recoverable than probable reserves. Estimates of probable and possible reserves which may potentially be recoverable through additional drilling or recovery techniques are by nature more uncertain than estimates of proved reserves and accordingly are subject to substantially greater risk of not actually being realized by the Company. In addition, The Company's production forecasts and expectations for future periods are dependent upon many assumptions, including estimates of production decline rates from existing wells and the undertaking and outcome of future drilling activity, which may be affected by significant commodity price declines or drilling cost increases.

###